Exhibit 99.1

Gridsum Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

BEIJING, June 2, 2020 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter Highlights

•                  Net revenues increased 30% to RMB138.0 million (US$19.8 million), from RMB106.0 million in the comparable period of 2018.

•                  Gross profit increased 76% to RMB119.8 million (US$17.2 million), from RMB67.9 million in the comparable period of 2018.

•                  Net loss attributable to Gridsum’s ordinary shareholders was RMB126.3 million (US$18.1 million), compared with RMB132.7 million in the same period of 2018.

Fourth Quarter 2019 Financial Results

REVENUES: Net revenues increased 27% to RMB138.0 million (US$19.8 million) from RMB106.0 million in the comparable period of 2018.

Enterprise revenues decreased 13% to RMB86.2 million (US$12.4 million) from RMB99.3 million in the comparable period of 2018, primarily due to the Company’s ongoing strategic restructuring towards a focus on higher margin enterprise and IIoT solution services. Enterprise revenues were also impacted by a softening Chinese macroeconomic environment and a decrease in consumer demand.

E-Government and other revenues increased 501% to RMB53.8 million (US$7.7 million) from RMB9.0 million in the comparable period of 2018. The significant increase was primarily due to the rapid growth of the Company’s IIoT business which accounted for a low double-digit percentage of total revenues in the quarter.

COST OF REVENUES: Cost of revenues decreased 52% to RMB18.2 million (US$2.6 million), compared with RMB38.1 million in the comparable period of 2018.

GROSS PROFIT AND GROSS MARGIN: Gross profit increased 76% to RMB119.8million (US$17.2 million) from RMB67.9 million in the comparable period of 2018. Gross margin improved to 86.8% from 64.1%, reflecting the shift taking place in the Company’s revenue mix towards higher margin enterprise and IIoT solution services.

OPERATING EXPENSES: Total operating expenses increased 5% to RMB261.2 million (US$37.5 million) from RMB249.1 million in the comparable period of 2018.

•                  Sales and marketing expenses decreased 18% to RMB36.4 million (US$5.2 million) from RMB44.6 million in the comparable period of 2018. The decrease was primarily due to a RMB2.1 million decrease in marketing and promotional expenses, a RMB2.1 million decrease in entertainment expenses, and a RMB1.2 million decrease in meeting related expenses.

•                  Research and development expenses decreased 57% to RMB62.8 million (US$9.0 million) from RMB146.1 million in the comparable period of 2018. The decrease primarily reflects the Company moving past the peak of front-end investment into its industrial AI and IIoT platforms.

•                  General and administrative expenses increased 177% to RMB162.0 million (US$23.3 million) from RMB58.4 million in the comparable period of 2018. The increase was primarily due to a RMB119.3 million provision for bad debt that reflects both the restructuring of the Company’s business towards higher margin enterprise and IIoT solution services as well as the adverse impact on the Chinese economy created by the COVID-19 outbreak and other factors.

LOSS FROM OPERATIONS: Loss from operations was RMB141.4 million (US$20.3 million), compared with RMB181.2 million in the comparable period of 2018.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB126.3 million (US$18.1 million), compared with RMB132.7 million in the comparable period of 2018.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expenses, was RMB116.1 million (US$16.7 million), compared with RMB121.4 million in the comparable period of 2018.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB142.1 million (US$20.4 million), compared with RMB128.8million in the comparable period of 2018.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB131.9 million (US$18.9 million), compared with RMB117.5 million in the comparable period of 2018.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.66 (US$0.53), compared with RMB4.30 in the comparable period of 2018.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.36 (US$0.48), compared with RMB3.94 in the comparable period of 2018.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the fourth quarter of 2019 was 34,543,432. As of December 31, 2019, the total number of ordinary shares outstanding was 34,576,351.

Balance Sheet

As of December 31, 2019, the Company had cash and cash equivalents of RMB25.2 million (US$3.6 million), and restricted cash of RMB1.4 million (US$0.2 million).

Full Year 2019 Financial Results

REVENUES: Net revenues decreased 24% to RMB326.6 million (US$46.9 million) from RMB431.2 million in 2018.

Enterprise revenues decreased 33% to RMB258.9 million (US$37.2 million) from RMB387.6 million in 2018, primarily due to the Company’s ongoing strategic restructuring towards a focus on higher margin enterprise and IIoT solution services. Enterprise revenues were also impacted by a softening Chinese macroeconomic environment and a decrease in consumer demand.

E-Government and other revenues increased 35%, to RMB71.8 million (US$10.3 million), from RMB53.1 million in 2018, primarily due to the rapid growth in the Company’s IIoT business which accounted for a low double-digit percentage of total revenues during the year.

COST OF REVENUES: Cost of revenues decreased 23% to RMB77.4 million (US$11.1 million) from RMB100.9 million in the comparable period of 2018.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased 25% to RMB249.2 million (US$35.8 million) from RMB330.4 million in 2018. Gross margin was 76.3%, essentially flat when compared with 2018. The Company believes gross profit and gross margin will begin to improve in 2020 as its sales mix continues to shift towards higher margin enterprise and IIoT solution services which are expected to increasingly contribute a greater percentage of revenue.

OPERATING EXPENSES: Total operating expenses declined 11%, to RMB784.5 million (US$112.7 million) from RMB882.1 million in 2018.

•                  Sales and marketing expenses decreased13% to RMB144.4 million (US$20.7 million) from RMB166.2 million in 2018. The decrease was primarily due to a RMB12.5 million decrease in marketing and promotional expenses and a RMB3.3 million decrease in personnel costs.

•                  Research and development expenses decreased 40% to RMB320.4 million (US$46.0 million) from RMB533.6 million in 2018. The decrease primarily reflects a slowdown in spending as the Company moves past the peak of its front-end investments in its industrial AI and IIoT platforms.

•                  General and administrative expenses increased 75% to RMB319.7 million (US$45.9 million) from RMB182.3 million in 2018. The increase was primarily due to a RMB137.9 million provision for bad debt that reflects the adverse impact on the Chinese economy created by the COVID-19 outbreak.

LOSS FROM OPERATIONS: Loss from operations was RMB535.3 million (US$76.9 million), compared with RMB551.7 million in 2018.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB537.9 million (US$77.3 million), compared with RMB521.3 million in 2018.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expenses, was RMB485.5 million (US$69.7million), compared with RMB482.3 million in 2018.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB514.6 million (US$73.9 million), compared with RMB493.1 million in 2018.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB462.2 million (US$66.4 million), compared with RMB454.1 million in 2018.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB15.91 (US$2.29), compared with RMB16.91 in 2018.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB14.36 (US$2.06), compared with RMB15.65 in 2018.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for 2019 was 33,810,862.

Full Year 2019 Review and Company Strategic Restructuring

Throughout 2019, Gridsum strategically restructured its business to towards a solutions and product mix that is expected to generate higher margins, higher returns, higher growth, increased operational efficiency and productivity, and ultimately result in improved operational and financial results going forward.

Key components of this process include the restructuring of the product development cycle, sales and service functions, organizational and departmental KPIs, and sales teams as well as the Company’s product and client focus.

In addition, demand for the Company’s products and solutions throughout 2019 was adversely impacted by a softening Chinese macroeconomic environment and a decrease in consumer demand. Gridsum’s marketing-oriented solutions were particularly impacted and resulted in a deterioration in margins and working capital terms with clients across a variety of sectors. These challenges were most acute for the Company’s search-related businesses, including the SEM Dissector and SEO Dissector solutions.

The combination of these factors has constrained the Company’s financial position as a result. The availability of cash and other financial resources have declined, requiring management to carefully manage working capital and adjust the cost and revenue mix, among others, to maintain liquidity and continue business operations. This compelled the Company to strategically accelerate its transition towards higher margin enterprise and IIoT solution services and reduce its exposure to search-related businesses which is typically characterized by heavy working capital requirements and sub-optimal receivable terms. These dynamics deteriorated further during the year to the extent that the Company may continue to reduce its exposure to search-related businesses in 2020 depending on market conditions and its financial position, and possibly consider a full exit.

The Company’s financial performance in 2019 reflects the impact of its strategic restructuring, tightening operating conditions, and cashflow and liquidity pressure. The softening Chinese economy and a decrease in consumer demand also adversely impacted the Company’s results for the year. As a result, the Company experienced only a small increase in overall customer numbers from 539 in 2018 to 547 in 2019, and a decline in average customer contribution from RMB0.8 million in 2018 to RMB0.6 million in 2019. This led to the 24% decline in net revenues from RMB431.2 million in 2018 to RMB326.6 million in 2019. Additionally, the Company’s headcount decreased from 1,192 employees as of December 31, 2018 to 929 employees as of December 31, 2020, to improve efficiencies.

These challenging operating conditions have only been exacerbated by the outbreak of COVID-19 in early 2020.The Company expects the combined effects from its strategic restructuring and the outbreak of COVID-19 to continue adversely impacting its financial and operational results throughout 2020.

COVID-19

Starting in January 2020, the Chinese government initiated a variety of emergency measures to contain the spread of COVID-19 through the lockdown of cities, road and business closures, travel restrictions and emergency quarantines, among others. Businesses and individuals have reduced risk by cutting travel, cancelling meetings and events, and implementing work-at-home policies. All of these efforts caused significant disruption to both the Chinese and global economies, and affected normal business operations across many sectors and countries. As a result, business confidence, consumer sentiment and economic activity have been shaken. Broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, will likely continue well after the spread of infection is contained.

Substantially all of Gridsum’s operations and revenues are generated in China. From January to February 2020, the Company temporarily closed all of its corporate offices and requested all employees to work remotely. This compelled Gridsum and certain customers and other stakeholders to implement temporary adjustments to its operations that include facilitating employees to work from home and adopt remote working tools.

Following the outbreak of COVID-19, Gridsum experienced an immediate impact on its operations, including a significant slowdown in the customer sales origination and renewal cycle, increased timeframes to accomplish key tasks, and incremental challenges in collecting accounts receivable in a timely manner. In particular, a significant number of Gridsum’s marketing automation customers reduced their marketing budgets, which adversely impacted the Company’s marketing-related solutions revenue. This caused a materially negative impact on the Company’s net revenues and liquidity position. Management expects these and other negative effects to continue to adversely affect the Company’s business operations, results of operation and financial position through 2020 and potentially beyond. It is not possible at this time to estimate the impact that COVID-19 will have on the business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Recent Developments

On January 3, 2020, the Board of Directors of Gridsum Holding Inc. received a letter from FutureX Capital Limited regarding the withdrawal of its preliminary non-binding proposal dated May 8, 2018 to acquire all outstanding shares of the Company, effective as of January 3, 2020.

On May 1, 2020, the Board of Directors of Gridsum Holding Inc. received a revised non-binding proposal from Guosheng Qi, Chairman of the Board and the Chief Executive Officer of the Company, Guofa Yu, a director and the Chief Operating Officer of the Company, their respective affiliated entities, Beta Dynamic Limited, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd and Hangzhou Yutao Capital Co., Ltd, to acquire all of the outstanding shares of the Company that are not already owned by them in a going private transaction for US$2.00 in cash per American depositary share, each representing one Class B ordinary share of the Company, or US$2.00 in cash per ordinary share.

The Special Committee of the Board, which was formed to consider the original proposal and other alternative transactions, is evaluating the revised proposal with the assistance of its financial and legal advisors. The Board and the Special Committee caution the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the Company’s response to the revised proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about our ability to continue as a going concern, duration and impact of the COVID-19 pandemically, general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment of indebtedness and our ability to maintain listing for trading on The Nasdaq Stock Market, and uncertainty about the proposed going private transaction. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	92,684	25,206	3,621
Restricted cash	1,334	1,389	200
Accounts receivable, net	397,969	191,299	27,477
Prepayments and other current assets	294,904	117,269	16,845
Notes Receivable	—	3,753	539
Total current assets	786,891	338,916	48,682
Non-current assets:
Investment in associates	5,000	5,000	718
Property, equipment and software, net	62,328	45,892	6,592
Intangible assets, net	13,840	19,735	2,835
Goodwill	537	537	77
Deferred tax assets	46,359	73,971	10,625
Other non-current assets	435	0	0
Operating lease right-of-use assets	—	112,921	16,220
Total non-current assets	128,499	258,056	37,067
Total assets	915,390	596,972	85,749

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loan	5,000	38,000	5,458
Accounts payable	97,293	78,776	11,315
Salary and welfare payables	65,451	75,630	10,864
Taxes payable	110,529	115,990	16,661
Deferred revenues	36,126	11,328	1,627
Advances from customers	154,731	16,130	2,317
Accrued expenses and other current liabilities	147,940	95,701	13,747
Derivative liabilities	596	0	0
Operating lease liabilities current	—	39,219	5,633
Convertible note	242,702	278,472	40,000
Total current liabilities	860,368	749,246	107,622
Non-current liabilities:
Long-term borrowing	—	99,274	14,260
Corporate bond	—	18,545	2,664
Deferred tax liabilities	212	175	25
Other non-current liabilities	—	1,248	179
Operating lease liabilities non-current	—	84,220	12,097
Derivative liabilitie non-current	—	1,974	284
Total non-current liabilities	212	205,436	29,509
Total liabilities	860,580	954,682	137,131

Shareholders’ (deficit)/equity:
Ordinary shares —Class A	31	31	4
Ordinary shares —Class B	177	202	30
Additional paid-in capital	1,146,253	1,272,959	182,848
Statutory reserve	12,903	12,903	1,853
Accumulated other comprehensive loss	(35,496)	(37,858)	(5,437)
Accumulated deficit	(1,077,409)	(1,615,338)	(232,029)
Total Gridsum shareholders’ (deficit)/equity	46,459	(367,101)	(52,731)
Non-controlling interest	8,351	9,391	1,349
Total shareholders’ (deficit)equity	54,810	(357,710)	(51,382)
Total liabilities and shareholders’ equity	915,390	596,972	85,749

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended			For the Twelve Months Ended
	31-Dec-18	31-Dec-19	31-Dec-19	31-Dec-18	31-Dec-19	31-Dec-19
	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Enterprise	99,279	86,181	12,379	387,574	258,903	37,189
e-Government and other	8,958	53,846	7,735	53,117	71,796	10,313
Less: Business tax and surcharges	(2,271)	(2,011)	(289)	(9,444)	(4,147)	(596)
Net revenues	105,966	138,016	19,825	431,247	326,552	46,906
Cost of revenues	(38,082)	(18,242)	(2,620)	(100,867)	(77,361)	(11,112)
Gross profit	67,884	119,774	17,204	330,380	249,191	35,794
Operating expenses:
Sales and marketing expenses	(44,552)	(36,384)	(5,226)	(166,176)	(144,401)	(20,742)
Research and development expenses	(146,135)	(62,823)	(9,024)	(533,586)	(320,402)	(46,022)
General and administrative expenses	(58,401)	(162,000)	(23,270)	(182,289)	(319,653)	(45,915)
Total operating expenses	(249,088)	(261,207)	(37,520)	(882,051)	(784,456)	(112,679)
Losses from operations	(181,204)	(141,433)	(20,316)	(551,671)	(535,265)	(76,885)
Foreign exchange loss	(675)	(14)	(2)	(9,719)	(729)	(105)
Interest expense, net	(2,323)	(5,094)	(732)	(9,878)	(14,028)	(2,015)
Other (expense)/income, net	(4,833)	(2,395)	(344)	1,005	(788)	(113)
Amortization of debt discount	(9,748)	(10,276)	(1,476)	(25,337)	(40,918)	(5,878)
Gain on change in fair value of derivative liabilities	57,890	3,569	513	57,890	27,829	3,997
Loss before income tax	(140,893)	(155,644)	(22,357)	(537,710)	(563,899)	(80,999)
Income tax benefit	7,818	29,344	4,215	15,165	27,010	3,880
Net loss	(133,075)	(126,299)	(18,142)	(522,545)	(536,889)	(77,119)
Less: Net income (loss) attributable to non-controlling interests	(340)	0	0	(1,220)	1,040	150
Net loss attributable to Gridsum Holding Inc.	(132,735)	(126,300)	(18,142)	(521,325)	(537,929)	(77,269)
Net loss attributable to Gridsum’s ordinary shareholders	(132,735)	(126,300)	(18,142)	(521,325)	(537,929)	(77,269)

Net loss	(133,075)	(126,299)	(18,142)	(522,545)	(536,889)	(77,119)
Foreign currency translation adjustment, net of tax	390	9,606	1,380	(4,957)	(2,362)	(340)
Comprehensive loss	(132,685)	(116,694)	(16,762)	(527,502)	(539,251)	(77,459)
Less: Comprehensive income (loss) attributable to non-controlling interests	(340)	0	0	(1,220)	1,040	150
Comprehensive loss attributable to Gridsum Holding Inc.	(132,345)	(116,694)	(16,762)	(526,282)	(540,291)	(77,609)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	30,833,239	34,543,432	34,543,432	30,827,600	33,810,862	33,810,862
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.30)	(3.66)	(0.53)	(16.91)	(15.91)	(2.43)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.30)	(3.66)	(0.53)	(16.91)	(15.91)	(2.43)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended			For the Twelve Months Ended
	31-Dec-18	31-Dec-19	31-Dec-19	31-Dec-18	31-Dec-19	31-Dec-19
	RMB	RMB	USD	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(132,735)	(126,300)	(18,142)	(521,325)	(537,929)	(77,269)
Share-based compensation	11,299	10,207	1,466	39,026	52,450	7,534
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(121,436)	(116,093)	(16,676)	(482,299)	(485,479)	(69,735)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	30,833,239	34,543,432	34,543,432	30,827,600	33,810,862	33,810,862
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.30)	(3.66)	(0.53)	(16.91)	(15.91)	(2.29)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.30)	(3.66)	(0.53)	(16.91)	(15.91)	(2.29)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.94)	(3.36)	(0.48)	(15.65)	(14.36)	(2.06)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.94)	(3.36)	(0.48)	(15.65)	(14.36)	(2.06)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(133,075)	(126,299)	(18,142)	(522,545)	(536,889)	(77,119)
Interest expense, net	2,323	5,094	732	9,878	14,028	2,015
Income tax expenses	(7,818)	(29,344)	(4,215)	(15,165)	(27,010)	(3,880)
Depreciation and amortization expenses	9,736	8,444	1,213	34,701	35,262	5,065
EBITDA	(128,834)	(142,105)	(20,412)	(493,131)	(514,609)	(73,919)
Share-based compensation	11,299	10,207	1,466	39,026	52,450	7,534
Adjusted EBITDA	(117,536)	(131,898)	(18,946)	(454,105)	(462,159)	(66,385)